SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For June, 2023
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683-1

NOTICE TO THE MARKET

Companhia de Saneamento Básico do Estado de São Paulo – Sabesp (“Company” or “Sabesp”) hereby informs its shareholders and the market in general that, on June 07, 2023, it received the Official Letter 777/2023-SLS (“Official Letter”), issued by B3 S.A. – Brasil, Bolsa, Balcão, transcribed as follows:

June 07, 2023

777/2023-SLS

Companhia de Saneamento Básico do Estado de São Paulo

Attn. Mrs. Catia Cristina Teixeira Pereira

Investor Relations Officer

Re: Request for clarification on news article

Dear Sirs,

We hereby request clarification, by 06/09/2023, regarding the news published by the Valor Econômico newspaper on 06/07/2023, under the title "Sabesp’s privatization plan is expected to be concluded by July 2024," whether it is confirmed or not, as well as any other important information.

Clarification:

In compliance with the Official Letter, the Company clarifies that it has sought pertinent clarification from its controlling shareholder.

In response, through the State Capital Defense Council - CODEC, the São Paulo State Government issued Codec Official Letter 126/2023, which is attached hereto.

The Company will keep the market duly informed of any information that should be disclosed under the applicable regulation.

São Paulo, June 09, 2023.

Catia Cristina Teixeira Pereira

Chief Financial Officer and Investor Relations Officer

São Paulo State Government

Treasury and Planning Secretariat

Codec - State Capital Defense Council

Codec Official Letter 126/2023

São Paulo, on the date of the digital signature.

Dear Mrs.,

We hereby provide a response to the Company’s email, received on 06/07/2023, which forwards Official Letter 777/2023-SLS, dated 07/07/2023, from the Issuers Listing and Supervision Department of B3 S.A. – Brasil, Bolsa, Balcão, which requests clarification on the news article published, on this day, by the Valor Econômico newspaper, entitled “Sabesp’s privatization plan is expected to be concluded by July 2024”.

At the moment, as informed by the Secretariat of Partnerships and Planning, the consulting services contract for studies on the privatization of SABESP was signed on April 10, 2023, and will be executed in phases. In the first phase, already started and expected to last approximately two to three months, the potential benefits of the privatization and the models of private participation in the Company’s capital structure will be analyzed. Based on the initial studies, should the State decides to proceed with the transaction in a future decision collectively made by the Board of the State Privatization Program – CDPED, the following phases begin with an estimated duration of 12 months, whose scope includes several due diligences, the valuation of the transaction (valuation), negotiation with key stakeholders, preparation of documents, and finally, the project’s roadshow and conclusion of the transaction.

It is also worth noting that the facts presented in the news article are included in the aforementioned contract, whose signature was subject to a material fact disclosed by the Company and consists only of the detailing of information already discussed and published in widely recognized public channels.

It is worth noting that the Company will be readily informed of all material acts and facts relating to this process so that it can adequately disclose any information to the market in compliance with common rules.

Sincerely,

ARTHUR LUIS PINHO DE LIMA

Chief of Staff

President of CODEC

Att. to Mrs.

CATIA CRISTINA TEIXEIRA PEREIRA

Chief Financial Officer and Investor Relations Officer of COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

Document electronically signed by Arthur Luis Pinho de Lima, Chief of Staff, on 06/07/2023, at 8:29 p.m., (Brasília official time), based on Decree 10,543, dated November 13, 2020.

The authenticity of this document can be checked at http://sei.sp.gov.br/sei/controlador_externo.php? acao=documento_conferir&id_orgao_acesso_externo=0, entering checker code 0651474 and code CRC 7E6A176E.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: June 12, 2023

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Catia Cristina Teixeira Pereira
Name: Catia Cristina Teixeira Pereira Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.